Item 77D Non-Fundamental Investment Policy Change

On May 23, 2007, the Fund announced a change, to be effective as of June 1, 2007, to its non-fundamental investment policy relating to the ability to invest in non-U.S. dollar denominated debt.
  Under the Fund's amended investment policy approved by the Boards of Directors, the Fund may invest up to 50% of its total assets in non-U.S. dollar-denominated securities.
Previously, the Fund had been limited to a maximum of 15% of its assets in non-U.S.dollar-denominated securities.
  The Fund's Board of Directors approved this change after considering the best interest of the Fund's shareholders, based upon management's advice that the additional ability to invest in non-U.S. dollar-denominated securities would allow both
LMPFA and Western Asset greater flexibility in making investment decisions, consistent with the Fund's investment objectives and is an important risk management tool to guard against a U.S.
dollar that has declined and may continue to do so in the future.